UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Evoqua Water Technologies Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
30057T105
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
30057T105

1
Names of Reporting Persons

British Columbia Investment Management Corporation
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
Not applicable
3
Sec Use Only


4
Citizenship or Place of Organization

A1
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  7,781,968

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  7,781,968
9
Aggregate Amount Beneficially Owned by Each Reporting Person

7,781,968
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6.8%
12
Type of Reporting Person (See Instructions)

FI


SCHEDULE 13G
CUSIP No.
30057T105

1
Names of Reporting Persons

bcIMC Private Placement (2013) Investment Corporation
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
Not applicable
3
Sec Use Only


4
Citizenship or Place of Organization

A1
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  6,723,620

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  6,723,620
9
Aggregate Amount Beneficially Owned by Each Reporting Person

6,723,620
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.9%
12
Type of Reporting Person (See Instructions)

FI


Item 1.
(a)	Name of Issuer:
	Evoqua Water Technologies Corp.
(b)	Address of Issuer?s Principal Executive Offices:
	210 Sixth Avenue, Pittsburgh, PA 15222
Item 2.
(a)	Name of Person Filing:
British Columbia Investment Management Corporation
bcIMC Private Placement (2013) Investment Corporation
(b)	Address of Principal Business Office or, if None, Residence:
750 Pandora Ave, Victoria, British Columbia, V8W 0E4 Canada
(c)	Citizenship:
British Columbia, Canada
(d)	Title and Class of Securities:
Common Stock, par value $0.01
(e)	CUSIP No.:
30057T105
Item 3. 	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person
filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8
of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund
in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition
of an investment company under
section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)
(ii)(K). If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J),
please specify the type of institution:
____
Item 4.	Ownership
The information set forth on the cover pages to this
filing is incorporated herein by reference. There were
114,400,103 shares of the issuer?s common stock, par value
$0.01 per share, outstanding as of October 31, 2019,
according to the Annual Report on Form 10-K filed
by the issuer on December 4, 2019.
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and classification of the subsidiary
 which acquired the security being reported on by the
parent holding company or control person.
Not Applicable
Item 8.	Identification and classification of members of the group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications.
Not Applicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: January 9, 2020







BRITISH COLUMBIA INVESTMENT
MANAGEMENT CORPORATION



By:
/s/ Jim Pittman



Name:
Jim Pittman



Title:
Executive Vice President & Global
Head, Private Equity



BCIMC PRIVATE PLACEMENT (2013)
INVESTMENT CORPORATION



By:
/s/ Jim Pittman



Name:
Jim Pittman



Title:
Director, Chair and President


















JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the common stock, par value $0.01 per share (the ?Common Stock?), of Evoqua Water Technologies Corp. a Delaware corporation (the ?Issuer?) in respect of the Common
Stock of the Issuer is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 9, 2020
British Columbia Investment Management Corporation



By:
/s/ Jim Pittman


Name:
Jim Pittman


Title:
Executive Vice President & Global
Head, Private Equity

Dated: January 9, 2020
bcIMC Private Placement (2013) Investment Corporation



By:
/s/ Jim Pittman


Name:
Jim Pittman


Title:
Director, Chair and President

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